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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69889

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MMX GLOBAL PARTNERS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

328 BARRY AVENUE SOUTH, SUITE 205
(No. and Street)

WAYZATA (City) MN (State) 55391 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN LEFTWICH (917) 518-0245
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAKER TILLY VIRCHOW KRAUSE, LLP
(Name – *if individual, state last, first, middle name*)

225 SOUTH 6TH STREET, SUITE 2300 (Address) MINNEAPOLIS (City) MN (State) 55402 (Zip Code)

SEC Mail Processing
MAR 05 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MARK MARXER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MMX GLOBAL PARTNERS, LLC, as of DECEMBER 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTOPHER W MANLOVE
Notary Public
Minnesota
My Commission Expires
Jan 31, 2023

Signature

CHIEF EXECUTIVE OFFICER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of MMX Global Partners LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MMX Global Partners LLC (the "Company") as of December 31, 2019, the related statements of operations and member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly Virchow Krause, LLP

We have served as the Company's auditor since 2018.
Minneapolis, Minnesota
February 27, 2020

MMX GLOBAL PARTNERS, LLC
Wayzata, Minnesota

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended December 31, 2019

MMX Global Partners, LLC

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
MMX Global Partners, LLC
Wayzata, Minnesota

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) MMX Global Partners, LLC identified the following provision of 17 C.F.R. § 15c3-3(k) under which MMX Global Partners, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) MMX Global Partners, LLC stated that MMX Global Partners, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. MMX Global Partners, LLC management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about MMX Global Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2020

MMX GLOBAL PARTNERS

The Exemption Report

We, as members of management of MMX Global Partners, LLC (the Company), are responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers" and complying with 17 C.F.R. 240.15c3-3 (k)(2)(i) (the "exemption provisions"). We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions. Based upon this evaluation, we state the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 (k) under the following provisions of 17 C.F.R. 240.15c3-3 (k)(2)(i) and

(2) The Company had no obligations under 17 C.F.R. 240.15c3-3 for the period January 1, 2019 through December 31, 2019, without exception.

Mark Marxer, CEO

Brian Leftwich, CFO

MMX Global Partners, LLC
328 Barry Ave S.
Suite 205
Wayzata, MN 55391
P: 952-358-2120

MMX GLOBAL PARTNERS LLC

Wayzata, Minnesota

Agreed Upon Procedures

Including Form SIPC-7 Revenues

For the Year Ended December 31, 2019

MMX GLOBAL PARTNERS LLC

TABLE OF CONTENTS

bakertilly

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

Board of Directors
MMX Global Partners LLC
Wayzata, Minnesota

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by MMX Global Partners LLC (the Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

- Compared the listed assessment payments in Form SIPC-7 (amended) with respective cash disbursement records entries, noting no differences.

- Compared the total revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the total revenue amounts reported in Form SIPC-7 (amended) for the year ended December 31, 2019, noting no differences.

- Compared any adjustments reported in Form SIPC-7 (amended) with supporting schedules and working papers, noting no differences.

- Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 (amended) and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2020

AMENDMENT

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ______________
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

69889 FINRA DEC
MMX GLOBAL PARTNERS LLC
328 BARRY AVE. S., STE 205
WAYZATA, MN 55391-1692

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) — $ 3,911.37 [redacted]

B. Less payment made with SIPC-6 filed (**exclude interest**) — (2,284.80)

7/25/19
Date Paid

C. Less prior overpayment applied — (______)

D. Assessment balance due or (overpayment) — ______

E. Interest computed on late payment (see instruction E) for______days at 20% per annum — ______

F. Total assessment balance and interest due (or overpayment carried forward) — $ 1,626.57

PAYMENT OF $1,417.25 WAS MADE IN FEB. 2020. ADDITIONAL AMOUNT OF $209.32 OWED AND INCLUDED W/ THIS AMENDED SIPC-7.

G. **PAYMENT:** √ the box
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $______________

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MMX GLOBAL PARTNERS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO/CFO
(Title)

Dated the 26 day of FEBRUARY, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AMENDMENT

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 2,607,579

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____________

(2) Net loss from principal transactions in securities in trading accounts. ____________

(3) Net loss from principal transactions in commodities in trading accounts. ____________

(4) Interest and dividend expense deducted in determining item 2a. ____________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____________

(7) Net loss from securities in investment accounts. ____________

Total additions ____________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____________

(2) Revenues from commodity transactions. ____________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ____________

(4) Reimbursements for postage in connection with proxy solicitation. ____________

(5) Net gain from securities in investment accounts. ____________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____ ____________

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________

Enter the greater of line (i) or (ii) ____________

Total deductions ____________

2d. SIPC Net Operating Revenues — $ 2,607,579

2e. General Assessment @ .0015 — $ 3,911.37

(to page 1, line 2.A.)

SIPC-7
(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(36-REV 12/18)

For the fiscal year ended **12/31/2019**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

11*11*******2029*********************MIXED AADC 220
69669 FINRA DEC
MMX GLOBAL PARTNERS LLC
328 BARRY AVE S STE 205
WAYZATA, MN 55391-1692

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 3,702.05

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,284.80)

7/25/19
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,417.25

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $_______________

H. Overpayment carried forward $(_______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MMX GLOBAL PARTNERS LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

COO / CFO
(Title)

Dated the 4 day of FEBRUARY, 20 20.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2019 and ending 12/31/2019

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,468,033
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,468,033
2e. General Assessment @ .0015	$ 3,702.05 (to page 1, line 2.A.)

bakertilly

Board of Directors
MMX Global Partners LLC
328 Barry Ave S
Suite 205
Wayzata, Minnesota 55391

We have substantially completed our audit of the financial statements of MMX Global Partners LLC (the "Company") as of December 31, 2019 and for the year then ended, in accordance with standards of the Public Company Accounting Oversight Board (United States). In planning and performing our audit, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, as discussed below, we identified a deficiency in internal control that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. In this context, a "reasonable possibility" exists when the likelihood of the event occurring is either "reasonably possible" or "probable." These terms are defined as follows:

> *Reasonably possible*: The chance of the future event or events occurring is more than remote but less than likely.

> *Probable*: The future event or events are likely to occur.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the Company's financial reporting. We consider the following deficiency to be a significant deficiency:

> There is a lack of segregation of duties in the accounting department. Additionally, there are no controls in place to compensate for the lack of segregation of duties. Without appropriate segregation of duties, or compensating controls within the accounting department, it is possible the Company may not be able to successfully prevent an error or misstatement from occurring.

This communication is intended solely for the information and use of management, the Board of Directors, and others within the organization and is not intended to be and should not be used by anyone other than these specified parties.

Baker Tilly Virchow Krause, LLP

Minneapolis, Minnesota
February 27, 2020

MMX GLOBAL PARTNERS LLC

FINANCIAL STATEMENTS

December 31, 2019

MMX GLOBAL PARTNERS LLC
TABLE OF CONTENTS

MMX GLOBAL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2019

Assets	
Cash	$100,262
Accounts receivable	293,271
Total assets	$393,533
Liabilities and Member's Capital	
Liabilities:	
Accounts payable	$2,817
Due to related party	72,696
Total liabilities	75,513
Member's capital	318,020
Total liabilities and member's capital	$393,533

The accompanying notes are an integral part of these financial statements.

MMX GLOBAL PARTNERS LLC
STATEMENT OF OPERATIONS AND MEMBER'S CAPITAL
For the Year Ended December 31, 2019

Revenue:	
Placement fees	$2,417,097
Other	190,482
Total revenue	2,607,579
Expenses:	
Compensation and benefits	1,049,972
Occupancy	109,871
Other allocated expenses	580,728
Total expenses	1,740,571
Net income	867,008
Member's capital - beginning of year	69,033
Contributions from member	40,000
Distributions to member	(658,021)
Member's capital - end of year	$318,020

The accompanying notes are an integral part of these financial statements.

MMX GLOBAL PARTNERS LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

Cash flows from operating activities:	
Net income	$867,008
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in:	
Accounts receivable	(280,358)
Accounts payable	723
Due to related party	52,985
Net cash provided by operating activities	640,358
Cash flows from financing activities:	
Distributions to member	(658,021)
Contributions from member	40,000
Net cash used in financing activities	(618,021)
Increase in cash	22,337
Cash:	
Beginning of year	77,925
End of year	$100,262

The accompanying notes are an integral part of these financial statements.

Note 1 NATURE OF BUSINESS

MMX Global Partners LLC (the Company) is a Delaware limited liability company. The Company is a limited broker dealer that does not maintain any customer accounts or hold any customer funds or securities. The Company services customers primarily located in the United States.

The Company is a member of the Financial Industry Regulatory Authority (FINRA) and its membership was approved on January 5, 2018. The Company is also a member of the Securities Investor Protection Corporation (SIPC).

The Company is wholly owned by MMX Management, LLC. (the Member).

Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ASPECTS OF A LIMITED LIABILITY COMPANY

As a limited liability company, the Member's liability is limited to the capital invested. Under the operating agreement, the Company has one class of Member interest. Allocation of profits, losses and distributions are in accordance with the terms as defined in the operating agreement. The Company shall remain in perpetuity unless sooner terminated, as provided in the operating agreement.

CASH

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in these accounts. The Company believes it is not exposed to significant credit risk on cash.

ACCOUNTS RECEIVABLE

Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Customer receivables are considered past due if any portion of the receivable balance is outstanding past the due date established by the Company. Such receivables primarily consist of receivables resulting from placement fees and expense reimbursement arrangements. Based on management's assessments of credit history with customers having outstanding balances and current relationships with them, the Company has concluded that realization of losses on balances outstanding at year-end would be insignificant. As such, no allowance for doubtful accounts has been established. There were no amounts recorded to bad debt expense for the year ended December 31, 2019.

REVENUE RECOGNITION

Placement Fees - The Company receives a fee for successfully raising capital. These fees vary on a contract by contract basis but are typically tied to the net assets in the fund, the amount raised and/or management fee plus performance fee. The percentage paid and terms vary by contract. The Company recognizes placement fee revenue straight-line over the life to contract if the fee is known or can be reasonably estimated. If the fee is based on net assets in the fund, the revenue is recognized quarterly over the life of the contract since these fees cannot be reasonably determined as such fees are subject to fluctuations in the market.

Performance Fees - As additional consideration for the placement services noted above, the Company may receive fees that vary based on specified performance measures. These fees are earned once account returns have exceeded the specified performance measures and are calculated as a percentage of account returns. These performance fees are considered variable consideration as the uncertainty is dependent on the value of the assets at future points in time as well as meeting a specified compound hurdle rate, both of which are highly susceptible to factors outside the Company's influence. Revenues are recognized at the end of the contract term once it is deemed probable the Company will receive. The Company believes that ratable recognition over the service period is not the appropriate approach since there is no way to estimate market conditions, funds performance and estimated amounts until the end of the contract period, which typically extend over multiple years. Performance fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Retainer Fees - The Company receives a monthly retainer the initial year of a performance contract. The retainer fee is recognized ratably over a twelve month period and although part of a performance fee contract, the fee negotiated is separately stated and non-refundable even if the customer doesn't successfully raise capital. The retainer fee is for services provided for fundraising preparation, fundraising strategy, market research and other services to assist customer with their fundraising efforts.

MANAGEMENT ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INCOME TAXES

The Company is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by, or provided for, the Company. The Member reports all items of Company income, expense, gain and loss on its income tax return and is liable for the resulting income tax liability on these items. Accordingly, the financial statements do not reflect a provision for income taxes.

SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition or disclosure through February 27, 2020, the date the financial statements were available to be issued.

Note 3 UNIFORM NET CAPITAL RULE

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital requirements such that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2019, the Company had net capital of $318,020, which was $312,986 in excess of its required net capital of $5,034 and a ratio of aggregate indebtedness to net capital of 0.237 to 1.

Note 4 RELATED PARTY TRANSACTIONS

The Company has an expense-sharing agreement with its Member. Under this agreement, the Company will pay for all expenses incurred directly by the Company as well as all allowable general expenses of the Member. As of December 31, 2019, the Company owed the Member $72,696 under this agreement.

MMX GLOBAL PARTNERS LLC
SUPPLEMENTAL INFORMATION
As of December 31, 2019

Exemption Report to Rule 17a-5(d)(4) of the Securities Exchange Act of 1934

Computation of Aggregate Indebtedness and Net Capital under Rule 15c3-1

Net capital:	
Total ownership equity from statement of financial condition	$318,020
Net capital before haircuts	318,020
Haircut on securities	-
Net capital	$318,020
Aggregated indebtedness:	
Total liabilities from statement of financial condition	$75,513
Computation of basic net capital requirements:	
Minimum net capital required	5,034
Excess net capital	$312,986
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital required	$311,979
Ratio of aggregate indebtedness to net capital	0.237 to 1

No reconciliations deemed necessary since no material differences were noted in the computation of net capital.